CONFIRMING STATEMENT
This Statement confirms that the undersigned has authorized and designated Brian Rudick and Jay Shah (the “Designees”) to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Solstice Advanced Materials Inc. The authority of the Designees under this Statement shall continue until the undersigned is no longer required to file Forms 4 and 5 with regard to the undersigned’s ownership of or transactions in securities of Solstice Advanced Materials Inc., unless earlier revoked in writing. The undersigned acknowledges that the Designees are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
Date: October 30, 2025

/s/ Jeffrey H. Dormo
Jeffrey H. Dormo